File No. 82-1264

BRIDGESTONE

BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

November 01, 2007

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs,

We have made public on November 01, 2007, the following messages.

- Bridgestone Corporation Announces
  Business and Financial Results for First Three Quarters of Fiscal 2007

In accordance with the Rule 12g 3-2(b), we herewith enclose above documents.

Sincerely,

Yasuhiko Tanokashira
Treasurer
General Manager, Investor Relations
Bridgestone Corporation

NEWS RELEASE
NEWS RELEASE

FOR IMMEDIATE RELEASE

Contact: Media Center
(81-3) 3563-6811

BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811
Fax : (03)3567-4615

Bridgestone Corporation Announces Business and Financial Results for First Three Quarters of Fiscal 2007

Tokyo (November 1, 2007) - Bridgestone Corporation (the "Company") today announced its unaudited consolidated business and financial results for the period January 1 to September 30, 2007, the first three quarters of the current fiscal year (January 1 to December 31, 2007). These results are for the Company and its consolidated subsidiaries, collectively referred to below as the "Companies." The Company had 446 consolidated subsidiaries and 180 equity method affiliates at September 30, 2007.

Here is a summary of the Companies' results for the first three quarters of 2007 and management's projections for the Companies' sales and earnings performance for the full year of fiscal year 2007. Solely for the convenience of readers, the dollar figures have been calculated at US$1 = ¥115.43, the exchange rate on September 30.

1. Summary of Business and Financial Performance

A. Sales and earnings

	FY07 January - September	FY06 January - September	Increase (decrease)	
	¥ billion	¥ billion	¥ billion	%
Net sales	2,466.7	2,163.0	303.7	14
Operating income	162.8	123.7	39.0	32
Ordinary income	141.1	102.7	38.3	37
Net income	82.3	50.0	32.2	64

A defining trend of the business environment in the first three quarters (January 1 to September 30, 2007) was the persistent global upward movement in the cost of crude oil and other raw materials. The Japanese economy continued to recover gradually as a result of improving corporate earnings and increases in capital spending. In the United States, the economy showed solid expansion in the first three quarters. This economic performance was based on sustained strength in consumer spending, despite a significant slowdown in housing

construction and residential mortgage activity. Economic recovery continued in Europe, supported by increasing capital investment. Strong economic growth continued in China while other Asian economies expanded steadily.

Amid such a business environment, the Companies continued their efforts to increase production capacity in strategic product lines and benefited from their strengths in research and development. Those efforts enabled the Companies to provide products worldwide in a timely manner that fulfill the quality and performance requirements of their customers. Additionally, the Companies also maintained group-wide efforts to enhance their portfolio of highly competitive products and businesses despite an increasingly difficult business environment caused by changes in the global structure of demand and competition.

As a result, net sales in the first three quarters increased 14% over the previous year's first three quarters, to ¥2,466.7 billion [$21.4 billion] due in part to the exchange gain on the weaker Japanese yen, while operating income increased 32%, to ¥162.8 billion [$1,410 million] and ordinary income increased 37%, to ¥141.1 billion [$1,222 million] as the Companies worked to mitigate the impact of increasing raw material costs. Net income grew 64%, to ¥82.3 billion [$713 million].

The Companies accrued pretax ¥17.8 billion [$154 million] as an extraordinary loss during the first three quarters of the previous fiscal year in connection with the announced closure of two tire plants in the Americas.

Since May, 2007, various governmental authorities, specifically including U.S. Department of Justice, the European Commission and Japan Fair Trade Commission have been investigating possible violations of antitrust and competition laws in connection with the sale of marine hoses. The Companies have not established a reserve allowance in connection with investigation since sufficient facts regarding the matter have not yet been established.

B. Segment Information

Note:

The amounts for segment results include inter-segment transactions that are eliminated in calculating the consolidated results.

a. By business segment

		FY07 January - September	FY06 January - September	Increase (decrease)	
		¥ billion	¥ billion	¥ billion	%
Tires	Sales	1,993.1	1,723.0	270.1	16
	Operating income	123.1	85.8	37.3	44
Diversified Products	Sales	488.8	462.2	26.6	6
	Operating income	39.4	37.9	1.5	4
Consolidated Results	Sales	2,466.7	2,163.0	303.7	14
	Operating income	162.8	123.7	39.0	32

In the tire segment, the Companies' operating income in the first three quarters increased 44% over the previous year's first three quarters, to ¥123.1 billion [$1,066 million], on an increase of 16% in sales, to ¥1,993.1 billion [$17.3 billion]. The Companies worked to maximize their sales momentum by introducing appealing new products worldwide, while at the same time, improving and expanding strategic production sites around the world in support of those products that have been identified as strategic and important to the Companies' future growth.

In the diversified products segment, the Companies' operating income in the first three quarters increased 4% over the previous year's first three quarters, to ¥39.4 billion [$341 million], on an increase of 6% in sales, to ¥488.8 billion [$4.2 billion] due in part to strong sales in the automotive components and the commercial building materials operations in the United States.

b. By geographical segment

		FY07 January - September	FY06 January - September	Increase (decrease)	
		¥ billion	¥ billion	¥ billion	%
Japan	Sales	974.2	880.0	94.1	11
	Operating income	90.9	71.2	19.6	28
The Americas	Sales	1,124.4	989.3	135.0	14
	Operating income	35.8	28.3	7.4	26
Europe	Sales	381.8	304.5	77.3	25
	Operating income	13.4	11.3	2.0	18
Other	Sales	405.3	324.4	80.9	25
	Operating income	29.3	16.3	12.9	79
Consolidated Results	Sales	2,466.7	2,163.0	303.7	14
	Operating income	162.8	123.7	39.0	32

Sales in Japan increased 11%, to ¥974.2 billion [$8.4 billion] over the previous year's first three quarters, and operating income increased 28%, to ¥90.9 billion [$787 million], despite increasing raw material costs. Unit sales of tires in the domestic market remained on a par with those in the previous year's first three quarters, while unit exports substantially exceeded those in the previous year's first three quarters. On the whole, sales in the diversified products business also grew steadily.

In the Americas, the Companies' sales in the first three quarters increased 14%, to ¥1,124.4 billion [$9.7 billion], and operating income increased 26%, to ¥35.8 billion [$310 million], despite increasing raw material costs. Unit sales of passenger car and light truck tires grew steadily while unit sales of truck and bus tires declined significantly over the previous year's first three quarters due mostly to a decrease of OEMs sales. In addition to expanding sales of high-value-added products, almost all operations including the retail and commercial sales operations in North America, the Latin American tire operations and the diversified products businesses showed solid growth.

Sales in Europe increased 25%, to ¥381.8 billion [$3.3 billion] due in part to the exchange gain on the weaker Japanese yen. Operating income was up 18%, to ¥13.4 billion [$116 million], despite increasing raw material costs. Unit sales of passenger car and light truck tires grew steadily, while unit sales of truck and bus tires increased significantly over the previous year's first three quarters.

In other regions, sales grew 25% to ¥405.3 billion [$3.5 billion], spurred by vigorous marketing activities, efforts to improve and expand production sites in strategic areas and for strategic products, and the exchange gain on the weaker Japanese yen. Operating income increased 79%, to ¥29.3 billion [$254 million], despite increasing raw material costs.

2. Financial Position

Cash Flow

		FY07 January - September	FY06 January - September	Increase (decrease)
		¥ billion	¥ billion	¥ billion
Net cash provided by operating activities		193.7	64.1	129.5
Net cash used in investing activities		(312.2)	(190.7)	(121.4)
Net cash provided by financing activities		127.1	107.4	19.6
Effect of exchange rate changes on cash and cash equivalents		3.8	4.6	(0.8)
Net increase (decrease) in cash and cash equivalents		12.4	(14.4)	26.9
Cash and cash equivalents	At beginning of period	198.2	213.5	(15.3)
	At end of period	210.7	199.1	11.6

The Companies' cash and cash equivalents increased ¥12.4 billion [$107 million] during the first three quarters of 2007, to ¥210.7 billion [$1,825 million], compared with a decrease of ¥14.4 billion [$125 million] during the previous year's first three quarters.

(Cash flow by operating activities)

Net cash provided by operating activities increased ¥129.5 billion [$1,122 million] compared with the previous year's first three quarters, to ¥193.7 billion [$1,678 million]. The principal contributors to that increase included income before income taxes and minority interests of ¥137.6 billion [$1,192 million], compared with ¥90.6 billion [$785 million] in the previous year's first three quarters; and depreciation and amortization of ¥126.8 billion [$1,099 million], compared with ¥107.4 billion [$930 million] in the prior year's period. Those contributors offset an increase in inventories of ¥18.5 billion [$160 million], compared with an increase of ¥89.1 billion [$772 million] in the previous year's first three quarters; and ¥54.8 billion [$475 million] in income taxes paid, compared with ¥53.3 billion [$462 million] in the prior year's period.

(Cash flow by investing activities)

Net cash used in investing activities increased 121.4 billion [$1,052 million] compared with the previous year's first three quarters, to ¥312.2 billion [$2,705 million]. Expenditures included payments of ¥201.7 billion [$1,747 million] for purchase of property, plant and equipment, compared with payments of ¥182.2 billion [$1,578 million] in the previous year's first three quarters; and ¥109.6 billion [$949 million] for the acquisition of the stock of newly consolidated subsidiaries.

(Cash flow by financing activities)

Net cash provided by financing activities increased ¥19.6 billion [$170 million] compared with the previous year's first three quarters, to ¥127.1 billion [$1,101 million]. Cash dividends paid were ¥19.4 billion [$168 million], compared with ¥20.2 billion [$175 million] in the previous year's first three quarters. However, that expenditure was offset by a net increase in borrowings and bonds of ¥148.7 billion [$1,288 million], compared with ¥133.1 billion [$1,153 million] in the prior year's period.

3. Projections

There are no changes in consolidated projections announced on August 9, 2007.

Forward-Looking Statements

The preceding descriptions of projections and plans are "forward-looking statements," which involve known and unknown risks and uncertainties. Those variables could cause the Companies' actual performance and results to differ substantially from management's projections and plans.

Bridgestone Corporation, headquartered in Tokyo, is the world's largest manufacturer of tires and other rubber products. Tires account for 80 percent of Bridgestone Group sales worldwide. The company also manufactures industrial rubber and chemical products, sporting goods, and other diversified products. It sells its tires and other products in more than 150 nations.

-end-

Consolidated Balance Sheet (Unaudited)

	FY2006 3Q (As of 30 September 2006)		FY2007 3Q (As of 30 September 2007)		FY2006 (As of 31 December 2006)		Increase (decrease)
	Yen in million	%	Yen in million	%	Yen in million	%	Yen in million
Assets							
Current Assets:							
Cash and deposits	178,787		191,950		183,319		8,631
Notes and accounts receivable	517,484		583,659		565,581		18,078
Inventories	563,736		589,716		549,525		40,191
Other	169,405		185,995		152,213		33,782
Total Current Assets	1,429,413	49.6	1,551,322	46.8	1,450,639	47.5	100,683
Fixed Assets:							
Tangible assets	941,296		1,117,401		1,003,413		113,988
Other	511,513		648,749		599,386		49,363
Total Fixed Assets	1,452,809	50.4	1,766,150	53.2	1,602,799	52.5	163,351
Total	2,882,223	100.0	3,317,473	100.0	3,053,439	100.0	264,034
Liabilities							
Current Liabilities:							
Notes and accounts payable	338,338		363,322		385,883		(22,561)
Short-term borrowings and current portion of bonds	346,816		416,166		327,113		89,053
Accrued expenses	208,553		208,837		180,665		28,172
Other	68,410		82,069		84,782		(2,713)
Total Current Liabilities	962,119	33.4	1,070,395	32.3	978,444	32.1	91,951
Long-term Liabilities:							
Bonds	128,878		122,824		128,518		(5,694)
Long-term borrowings	245,715		318,976		249,224		69,752
Accrued pension and liability for retirement benefits	189,756		314,438		329,675		(15,237)
Other	136,236		147,648		145,730		1,918
Total Long-term Liabilities	700,586	24.3	903,887	27.2	853,149	27.9	50,738
Total Liabilities	1,662,705	57.7	1,974,283	59.5	1,831,593	60.0	142,690

Consolidated Balance Sheet (Unaudited)

	FY2006 3Q (As of 30 September 2006)		FY2007 3Q (As of 30 September 2007)		FY2006 (As of 31 December 2006)		Increase (decrease)
	Yen in million	%	Yen in million	%	Yen in million	%	Yen in million
Net Assets							
Shareholders' Equity:							
Common stock	126,354		126,354		126,354		–
Capital surplus	122,078		122,078		122,078		–
Retained earnings	935,790		970,212		887,216		82,996
Treasury stock-at cost	(62,839)		(62,452)		(62,746)		294
Total Shareholders' Equity	1,121,383	38.9	1,156,193	34.9	1,072,903	35.1	83,290
Net unrealized gain(loss) and translation adjustments:							
Net unrealized gain on available-for-sale securities	146,365		196,274		170,249		26,025
Deferred gain(loss) on derivative instruments	(42)		280		22		258
Foreign currency translation adjustments	(87,970)		(47,194)		(64,020)		16,826
Total Net unrealized gain(loss) and translation adjustments	58,352	2.0	149,360	4.5	106,251	3.5	43,109
Stock acquisition rights:	–	–	25	–	–	–	25
Minority Interests:	39,780	1.4	37,610	1.1	42,691	1.4	(5,081)
Total Net Assets	1,219,517	42.3	1,343,189	40.5	1,221,846	40.0	121,343
Total	2,882,223	100.0	3,317,473	100.0	3,053,439	100.0	264,034

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

Consolidated Statements of Income (Unaudited)

	FY2006 3Q (Nine months ended 30 September 2006)		FY2007 3Q (Nine months ended 30 September 2007)		Increase (decrease)		FY2006 (Year ended 31 December 2006)	
	Yen in million	%	Yen in million	%	Yen in million	%	Yen in million	%
Net Sales	2,163,007	100.0	2,466,763	100.0	303,756	–	2,991,275	100.0
Cost of Sales	1,454,997	67.3	1,653,094	67.0	198,097	(0.3)	2,005,536	67.0
Gross profit	708,009	32.7	813,669	33.0	105,660	0.3	985,739	33.0
Selling, General and Administrative Expenses	584,215	27.0	650,815	26.4	66,600	(0.6)	794,862	26.6
Operating income	123,794	5.7	162,854	6.6	39,060	0.9	190,876	6.4
Non-operating Income :	14,785	0.7	22,687	0.9	7,902	0.2	23,209	0.8
Interest income and dividend income	5,500		7,223				7,588	
Other	9,285		15,463				15,621	
Non-operating Expenses :	35,860	1.7	44,435	1.8	8,575	0.1	54,506	1.9
Interest expense	16,841		23,604				22,919	
Foreign currency exchange loss	4,548		5,140				5,511	
Other	14,470		15,690				26,074	
Ordinary income	102,720	4.7	141,106	5.7	38,386	1.0	159,579	5.3
Extraordinary Income :	5,848	0.3	–	–	(5,848)	(0.3)	8,089	0.3
Gains on sales of tangible assets	4,135		–				6,356	
Gains on sales of investments in securities	1,712		–				1,733	
Extraordinary Loss :	17,899	0.8	3,462	0.1	(14,437)	(0.7)	27,517	0.9
Impairment losses on assets	–		–				5,774	
Plant restructuring costs in the Americas	17,899		–				21,743	
Loss related to voluntary tire replacement	–		3,462				–	
Income before income taxes and minority interests	90,669	4.2	137,643	5.6	46,974	1.4	140,152	4.7
Income taxes	37,833	1.8	50,510	2.1	12,677	0.3	51,265	1.8
Minority Interests	2,775	0.1	4,793	0.2	2,018	0.1	3,766	0.1
Net Income	50,059	2.3	82,339	3.3	32,280	1.0	85,120	2.8

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

Consolidated Statements of Cash Flows (Unaudited)

	FY2006 3Q (Nine months ended 30 September 2006)	FY2007 3Q (Nine months ended 30 September 2007)	Increase (decrease)	FY2006 (Year ended 31 December 2006)
	Yen in million	Yen in million	Yen in million	Yen in million
Cash Flows from Operating Activities :				
Income before income taxes and minority interests	90,669	137,643	46,974	140,152
Depreciation and amortization	107,428	126,827	19,399	145,348
Plant restructuring costs in the Americas	17,899	–	(17,899)	21,743
(Increase) decrease in notes and accounts receivable	23,137	2,267	(20,870)	(16,781)
Increase in inventories	(89,170)	(18,592)	70,578	(64,621)
Increase (decrease) in notes and accounts payable	(18,957)	149	19,106	6,088
Income taxes paid	(53,300)	(54,801)	(1,501)	(60,944)
Other	(13,521)	208	13,729	(21,842)
Net Cash Provided by Operating Activities	64,184	193,701	129,517	149,141
Cash Flows from Investing Activities :				
Payments for purchase of tangible assets	(182,279)	(201,706)	(19,427)	(250,223)
Payments for acquisition of stocks of newly consolidated subsidiaries	–	(109,646)	(109,646)	–
Other	(8,475)	(895)	7,580	(5,485)
Net Cash Used in Investing Activities	(190,755)	(312,248)	(121,493)	(255,708)
Cash Flows from Financing Activities :				
Net increase in borrowings and bonds	133,137	148,737	15,600	108,295
Cash dividends paid	(20,273)	(19,402)	871	(20,308)
Other	(5,385)	(2,160)	3,225	(6,589)
Net Cash Provided by Financing Activities	107,478	127,174	19,696	81,397
Effect of Exchange Rate Changes on Cash and Cash Equivalents	4,618	3,814	(804)	9,857
Net Increase (Decrease) in Cash and Cash Equivalents	(14,474)	12,441	26,915	(15,311)
Cash and Cash Equivalents at Beginning of Period	213,581	198,269	(15,311)	213,581
Cash and Cash Equivalents at End of Period	199,106	210,711	11,605	198,269

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

Segment Information (Unaudited)

1. Business Segment Information

FY2006 3rd Quarter (Nine months ended 30 September 2006) (Yen in million)

	Tires	Diversified Products	Total	Elimination or Corporate	Consolidated
Sales					
(1)Sales to external customers	1,720,998	442,008	2,163,007	–	2,163,007
(2)Intersegment sales and transfers	2,002	20,222	22,224	(22,224)	–
Total	1,723,000	462,231	2,185,232	(22,224)	2,163,007
Operating expenses	1,637,183	424,320	2,061,504	(22,292)	2,039,212
Operating income	85,816	37,910	123,727	67	123,794

FY2007 3rd Quarter (Nine months ended 30 September 2007) (Yen in million)

	Tires	Diversified Products	Total	Elimination or Corporate	Consolidated
Sales					
(1)Sales to external customers	1,991,006	475,756	2,466,763	–	2,466,763
(2)Intersegment sales and transfers	2,126	13,140	15,267	(15,267)	–
Total	1,993,133	488,897	2,482,031	(15,267)	2,466,763
Operating expenses	1,869,962	449,441	2,319,403	(15,494)	2,303,909
Operating income	123,171	39,456	162,627	226	162,854

FY2006 (Year ended 31 December 2006) (Yen in million)

	Tires	Diversified Products	Total	Elimination or Corporate	Consolidated
Sales					
(1)Sales to external customers	2,393,165	598,109	2,991,275	–	2,991,275
(2)Intersegment sales and transfers	3,780	28,760	32,541	(32,541)	–
Total	2,396,946	626,870	3,023,816	(32,541)	2,991,275
Operating expenses	2,257,876	575,118	2,832,994	(32,595)	2,800,398
Operating income	139,069	51,752	190,822	54	190,876

2. Geographical Segment Information

FY2006 3rd Quarter (Nine months ended 30 September 2006) (Yen in million)

	Japan	The Americas	Europe	Other	Total	Elimination or Corporate	Consolidated
Sales							
(1)Sales to external customers	615,631	982,228	301,038	264,108	2,163,007	–	2,163,007
(2)Intersegment sales and transfers	264,462	7,140	3,516	60,315	335,435	(335,435)	–
Total	880,093	989,369	304,555	324,424	2,498,442	(335,435)	2,163,007
Operating expenses	808,809	961,000	293,184	308,078	2,371,072	(331,860)	2,039,212
Operating income	71,283	28,369	11,370	16,346	127,369	(3,574)	123,794

FY2007 3rd Quarter (Nine months ended 30 September 2007) (Yen in million)

	Japan	The Americas	Europe	Other	Total	Elimination or Corporate	Consolidated
Sales							
(1)Sales to external customers	650,729	1,115,488	378,376	322,169	2,466,763	–	2,466,763
(2)Intersegment sales and transfers	323,514	8,956	3,509	83,192	419,172	(419,172)	–
Total	974,243	1,124,444	381,885	405,362	2,885,936	(419,172)	2,466,763
Operating expenses	883,307	1,088,614	368,449	376,056	2,716,428	(412,518)	2,303,909
Operating income	90,935	35,830	13,435	29,305	169,507	(6,653)	162,854

FY2006 (Year ended 31 December 2006) (Yen in million)

	Japan	The Americas	Europe	Other	Total	Elimination or Corporate	Consolidated
Sales							
(1)Sales to external customers	896,742	1,324,038	413,952	356,541	2,991,275	–	2,991,275
(2)Intersegment sales and transfers	358,863	9,533	4,536	84,668	457,602	(457,602)	–
Total	1,255,605	1,333,572	418,489	441,210	3,448,877	(457,602)	2,991,275
Operating expenses	1,138,027	1,291,520	403,612	420,954	3,254,115	(453,716)	2,800,398
Operating income	117,578	42,052	14,876	20,255	194,762	(3,886)	190,876

END